06015574

RECEIVED
2006 JUL 31 A 10:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Medical Facilities Corporation
File Number 82-34942

June 21, 2006	News Release
July 20, 2006	News Release

042608/00000 TORDOCS 30937v1

SUPPL

PROCESSED
AUG 02 2006
THOMSON FINANCIAL

7/31

File Number 82-34942

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces June distribution

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, June 21 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Company") announced today that a cash payment of Cdn$0.0917 per Income Participating Security will be payable on July 17, 2006 to holders of record of Income Participating Securities at the close of business on June 30, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302 per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate principal amount of 12.5% subordinated notes each for the month of June. The ex-dividend date for this distribution will be June 28, 2006.

Medical Facilities Corporation owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component.

This news release may be interpreted to contain forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, Telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 12:54e 21-JUN-06

File Number 82-34942

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces JULY distribution

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, July 20 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Company") announced today that a cash payment of Cdn$0.0917 per Income Participating Security will be payable on August 15, 2006 to holders of record of Income Participating Securities at the close of business on July 31, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302 per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate principal amount of 12.5% subordinated notes each for the month of July. The ex-dividend date for this distribution will be July 27, 2006.

Medical Facilities Corporation owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component.

This news release may be interpreted to contain forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.
%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, telephone: (local) (416) 848-7380, (outside of Toronto) 1-877-402-7162/
(DR.UN.)

CO: Medical Facilities Corporation

CNW 12:55e 20-JUL-06